EXHIBIT 99.1

TRX Gold Delivers Record Q4 2026; Achieves Top End of Production Guidance

TORONTO, Sept. 14, 2026 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to announce preliminary results for Q4 20261.

  Record Fourth Quarter Results Lead to Achieving Top End of Fiscal 2026 Production Guidance: In Q4 2026, the Company delivered record quarterly gold production of 8,173 ounces, up 28% from 6,404 ounces in Q4 2025. On a full year basis, the Company delivered record annual gold production of 29,650 ounces, an increase of 57% from 18,935 ounces in 2025, and achieved the top end of its full-year production guidance range of 25,000 to 30,000 ounces.
  Record Gold Price Realization: During Q4 2026, the Company benefited from a robust average market price for gold of approximately $4,233 per ounce (London PM fix), a 26% increase over the prior year comparative period (Q4 2025: $3,369 per ounce). Combined with higher year over year production, revenue is expected to be significantly higher in Q4 2026 than in the prior year comparative period. On a full year basis, the Company benefited from a record annual average market price for gold of approximately $4,386 per ounce (London PM fix), a 46% increase over the prior year comparative period (2025: $2,999 per ounce). On a full year basis, revenue is expected to be significantly higher in 2026 than in 2025.
  Process Plant Upgrades Lead to Improved Throughput, Recovery and Gold Production: During Q4 2026 the Company continued to make progress on upgrades to the existing 2,000 tpd processing plant. Notable upgrades to the existing processing plant include a pre-leach thickener, upgraded agitators & interstage screens, Aachen reactor, oxygen plant, Adsorption, Desorption and Recovery (“ADR”) plant, new gold room, apron feeder, belt magnet, and new tertiary crusher. The plant upgrades are in various stages of completion and have already begun to boost plant reliability and performance as evidenced by an increase in plant throughput, gold recovery and gold production in Q4 2026 versus the prior year comparative period.
  Advancing Process Plant Expansion to Significantly Increase Future Production Capacity: The Company continues to advance its processing plant expansion, a key catalyst for future growth. As previously reported, recent metallurgical test work has led the Company to specify a Semi Autogenous Grind (“SAG”) / Ball mill combination of 3,500 tpd as part of its next processing plant expansion based on optimal grind size for achievable mine feed from the mine plan. Final contract execution for the new SAG / Ball mill was completed in early Q4 2026, initial downpayments have been made, and estimated completion is expected over the next 12 – 18 months. The existing, upgraded 2,000 tpd processing plant will be available to continue operating in conjunction with the new 3,500 tpd SAG / Ball mill processing plant, providing a significant upgrade in processing capacity versus the 3,000 tpd assumed in the PEA. The increase in throughput from the expanded processing plant is expected to produce average annual gold production in excess of the 62,000 ounces of gold originally anticipated in the PEA.
  Exploration to Ramp-Up Significantly: During fiscal 2026, Buckreef Gold drilled approximately 175 drill holes for a total of 14,500 meters across resource definition, geotechnical, sterilization and greenfield exploration. This was predominantly completed in the second half of fiscal 2026 utilizing one Company owned reverse circulation (“RC”) drill rig and one contractor diamond drill (“DD”) rig. The RC drill rig was commissioned in March 2026 and the DD rig in April 2026. Buckreef Gold also utilized the RC drill rig for ongoing grade control drilling for normal course operations. Buckreef Gold has also purchased: (i) an additional DD drill rig which is currently onsite and being commissioned; (ii) a new RC drill rig which is expected to be onsite in the next 2-4 weeks; and (iii) a new RC/DD combination drill rig which is expected to arrive in the next 4-6 months. These purchases in combination with existing drill rigs on site will significantly increase Buckreef Gold’s drilling capacity and will be utilized for grade control, resource definition, geotechnical, sterilization and greenfield exploration drilling. Given the significant increase in drilling capacity, there will be a significant increase in greenfield exploration, including: (i) the anomalies from the comprehensive geophysics study which identified ten promising targets; and (ii) Stamford Bridge and the Anfield Zone.

Stephen Mullowney, TRX Gold CEO commented: “We are very pleased to have delivered record quarterly and annual gold production in fiscal 2026, achieving the top end of our production guidance while continuing to improve the performance and reliability of our processing plant. The combination of higher production, a robust gold price environment and a strong balance sheet positions us well as we continue to build momentum across the business. Our accelerated plant expansion is laying the foundation for the next stage of growth at Buckreef Gold. The addition of a 3,500 tpd SAG/Ball mill circuit, together with significant upgrades to our existing 2,000 tpd plant, will provide combined processing capacity well beyond the 3,000 tpd capacity contemplated in our PEA last year, unlocking significant value. The improvements we have already made to the existing plant are contributing to higher throughput, recovery and production, while the new SAG/Ball mill represents a significant step forward in our ability to support significantly higher gold production in the years ahead. With a strong balance sheet and a clear path to increased production, we are well positioned to execute on our growth plans and create long-term value for our shareholders.”

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 Preliminary Economic Assessment (the “PEA”). The PEA outlines average gold production of 62,000 oz per annum over 17.6 years at 3,000 tonnes per day of throughput capacity, and a US$1.9 –US$2.6 billion pre-tax NPV5% at average life of mine gold prices of US$4,000-US$5,000/oz2. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

Qualified Person

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

For investor or shareholder inquiries, please contact:

Investor Relations
IR@TRXgold.com
+1-437-224-5241
+1 844 GOLD TRX (844-465-3879)
www.TRXgold.com

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to future gold prices, continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements and the preliminary data included in this press release are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the preliminary data and forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results from operations, exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

1 TRX Gold will provide additional discussion and analysis regarding its Q4 2026 production, sales and financial results when the Company reports its financial statements and Management’s Discussion and Analysis in November 2026. Financial figures quoted throughout are preliminary in nature, unaudited and subject to change.

2 Base case NPV5% of US$701.0 million pre-tax, or US$442.2 million after tax at consensus forecast case gold prices (US$2,707/oz year 1, US$2,646/oz year 2, US$2,495/oz year 3, US$2,400/oz year 4, US$2,245/oz thereafter).